EXHIBIT 99.4

Learning Tree International
Code of Business Conduct and Ethics

Learning Tree has always prided itself on maintaining the highest ethical standards and we have always had certain policies essential to maintaining our high standards. We believe that our employees are aware of our commitment to ethics, and that they have worked and will work hard to meet it. However, to formalize our commitment to certain critical policies cited by the SEC, our Board of Directors has adopted this Code of Business Conduct and Ethics. This Code of Business Conduct and Ethics does not summarize all our policies. You must also comply with our other policies set out in our Policies and Procedures Manual and elsewhere.

Please read this statement carefully and then sign it where indicated if you understand and agree to it.

1.
COMPLYING WITH LAWS.    Each of our employees should respect and comply with all applicable laws, rules and regulations of the U.S. and other countries, and the states, counties, cities and other jurisdictions in which we conduct business. This is true even if your supervisor or anyone in management has directed you otherwise. If you are ever unsure about the legal course of action, please immediately request assistance from your HR Manager or the Vice President, Administration.

The laws with which you must comply include “insider trading laws” relating to transactions in our stock. Some of your specific responsibilities are set out in our Insider Trading Policy. Generally, you are not permitted to buy, sell or otherwise trade in our securities without specific permission from the Vice President, Administration, and then only during specified periods. Please carefully read our Insider Trading Policy in full and contact the Vice President, Administration if you have questions about it.

2.
CONFIDENTIALITY.    You must maintain the confidentiality of all sensitive information entrusted to you, including all non-public information whose disclosure might be of use to our competitors, or harmful to us, our customers or our shareholders. Some of your specific responsibilities are set out in our “Trademarks, Copyrights & Trade Secrets Policy” and your Employment Agreement. Please carefully read our policy in full and contact the Vice President, Administration if you have questions about it.

3.
FOREIGN CORRUPT PRACTICES.    Under the U.S. Foreign Corrupt Practices Act and our policies, you are strictly prohibited from giving anything of value, directly or indirectly, to foreign government officials or foreign political candidates in order to obtain or retain business. In addition, you are strictly prohibited from giving U.S. government officials business gratuities or gifts. You should be aware that the U.S. government can and has imposed criminal sanctions on individuals and entities that have improperly given gifts to U.S. government personnel, and the promise, offer or delivery to an official or employee of the U.S. government of a gift or other gratuity would not only violate our policies, but might also be a criminal offense. Please contact the Vice President, Administration if you believe improper gifts have been, are being, or will be made by our employees or directors. Examples of a suitable gift for our customers would include a Learning Tree shirt, mouse pad, or a jacket, where we have specifically manufactured the item to give away to our customers.

4.
FAIR DEALING.    We seek to outperform our competition fairly and honestly and seek competitive advantages through superior performance. We do not use unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. You should endeavor to deal fairly with our customers, suppliers, competitors, officers and employees. You should never take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice.

5.
PUBLIC COMPANY REPORTING.    As a public company, our filings with the SEC must be full, fair, accurate, timely, and include understandable disclosure. Whether or not you are directly involved in that process, you have several responsibilities:

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Depending upon your position, you may be called upon to provide information to assure that our public reports are complete, fair and understandable. We expect you to take this responsibility very seriously and to provide prompt, full and accurate answers to inquiries related to our public disclosure requirements.

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Our books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect our transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

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Additionally, records should always be retained or destroyed according to our record retention policies. In accordance with those policies, in the event of litigation or governmental investigation please consult the Vice President, Administration immediately.

•	Our public reports must fairly, completely, and accurately reflect what is happening at our company. If you believe they do not, you have a responsibility to bring your concerns to our attention.

Because of the importance of this issue, the Audit Committee of our Board of Directors has adopted the following provision to its charter, which is binding on everyone at Learning Tree:

“Every employee of or consultant to the Company who has, or who hears expressed by another person, any concerns about the manner in which the Company’s financial statements or public reports are prepared, the sufficiency of its internal financial controls, the honesty or competence of its financial management or independent auditors or any other matter within the purview of the Audit Committee of the Board of Directors (which is exclusively composed of outside, non-employee directors) is directed and strongly encouraged to report the matter promptly to any member of the Audit Committee. The Audit Committee will attempt to keep the name of the person reporting the potential issue confidential to the extent requested by that person and not inconsistent with the best interests of the Company. The Audit Committee will not tolerate retaliation against any person who reports potential issues to the Audit Committee in good faith.”

Accordingly, if you have concerns regarding any accounting or auditing matters, you may (but are not required to) consult with your supervisor or any of our executive officers if you are comfortable doing so. But, unless the issues are fully resolved to your satisfaction, or if you are not comfortable discussing the matter with our management, you are required to submit your concerns or complaints (anonymously, confidentially or otherwise) to the Audit Committee of our Board of Directors. This is true even if your supervisor or anyone in management has directed you not to do so. You may direct your concerns to any member of the Audit Committee, our outside legal counsel, or to a special confidential email box at confidential@learningtree.com. The telephone numbers of our outside legal counsel and the members of our Audit Committee are listed in our Lotus Notes telephone directory. If you ask, we will keep your name confidential unless this would violate applicable law or our responsibilities to others.

6.
CONFLICTS OF INTEREST.    You should avoid actual or apparent conflicts of interest with the Company except under guidelines approved by our Board of Directors or a committee of our Board. If you become aware of a conflict of interest on the part of anyone at Learning Tree, you must report it to your HR Manager or directly to the Vice President, Administration or the Audit Committee of our Board of Directors.

A “conflict of interest” exists whenever your private interests interfere or conflict in any way (or even appear to interfere or conflict) with the Company’s interests. A conflict of interest can arise when you take actions or have interests that may make it difficult to perform your work for us objectively and effectively. Conflicts of interest may also arise when you, or members of your family, receives improper personal benefits as a result of your position with us, regardless of from where those benefits are received.

Specifically, it is a conflict of interest for you or a member of your immediate family to work simultaneously for one of our competitors, customers or suppliers, even as a consultant or board member, to receive any form of compensation (including loans or “gifts”) from any person with whom we are doing business or to own an undisclosed interest in any supplier to us (other than an interest of less than 1% in a public company). If you or a member of your immediate family receives any payments from Learning Tree or any person or entity connected or doing business with Learning Tree, it must be disclosed and approved by Learning Tree. (This, of course does not include salary and bonus payments made through our payroll, stock option grants under our Employee Stock Option Plan, or normal business expense reimbursements.)

Similarly, you owe us a duty to advance our legitimate interests when the opportunity to do so arises. You are prohibited from (a) taking for yourself personally opportunities that properly belong to Learning Tree or are discovered through the use of our property, information or your position with us; (b) using corporate property, information or position for personal gain; or (c) competing with us.

Ordinarily, the best policy will be to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf. However, regardless of how “natural” or “innocent” a conflict may seem, you must report it and can proceed only if the relationship is approved in writing by the Vice President, Administration. If you have any questions about whether a situation is a conflict of interest, you should raise the issue with your HR Manager or directly with the Vice President, Administration.

7.
REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR.    If you ever think that anyone connected with the Company may have taken or is about to take any illegal action or be unethical in behavior, or otherwise violated this Code, even if you are not sure, you should promptly bring the matter to the attention of your HR Manager or other appropriate personnel. If you do not believe that talking to your supervisor is appropriate or if it does not result in a response with which you are comfortable, then you should contact any of our executive officers or any member of the Audit Committee of our

Board of Directors. You should not accept any direction by your supervisor that contradicts these policies. If you ask, we will keep your name confidential unless this would violate applicable law or our responsibilities to others.

8.
SPECIAL REQUIREMENTS FOR OFFICERS AND DIRECTORS.    The Audit Committee of our Board of Directors must approve any consent or waiver with respect to this Code, which involves the Principal Executive Officer, the Principal Financial Officer or the Principal Accounting Officer of the Company.

9.	NO RETALIATION. We will not tolerate retaliation of any kind against any person who in good faith reports to us potential issues relating to violations of law or this Code.

This Code is a binding and important legal document. It can only be amended, modified or waived by our Board of Directors or its authorized committee, subject to the disclosure and other provisions of the Securities Exchange Act of 1934 and the applicable rules of the NASDAQ. As we both agree that damages would be an inadequate remedy for Learning Tree in the event of breach or threatened breach of this policy, we may, either with or without pursuing any potential damage remedies, immediately obtain and enforce an injunction prohibiting you from violating this Code of Business Conduct and Ethics.

If you are ever unsure about whether some action would be consistent with this Code of Business Conduct and Ethics, you agree to ask your HR Director or the Vice President, Administration. Similarly, any time you encounter a situation and you are unsure what to do, you agree to tell your HR Director or the Vice President, Administration and ask for help.

I certify that I have carefully read Learning Tree International’s Code of Business Conduct and Ethics and understand its terms and importance and will comply with it.

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Learning Tree International’s Mission Statement

We are the finest information technology education company in the world.

Our mission is to develop and deliver throughout the world a broad range of high-quality educational services in rapidly changing and growing technologies.

Our services provide technical professionals and managers with skills and knowledge that significantly enhance their on-the-job productivity.

We judge our success through our ability to provide the highest-quality service as perceived by our customers, while achieving a steady growth in revenue and profit, and providing our personnel with the opportunity for individual development and achievement.